EXHIBIT (A)(7)
Reckitt Benckiser Acquisition of Adams FAQ
Is it correct to assume that the Respiratory Sales Specialists will only receive the February 2008 Bonus and then no other bonus in 2008? The following bonus will not be granted until 2009?
No, those assumptions are not correct. Performance-related bonuses for the sales force is a key strategy for recognizing and rewarding Sales Representatives in both companies. Second quarter sales bonuses will be paid by Adams. The sales leadership from Adams and Reckitt Benckiser are currently planning the timing of the transition from the Adams sales incentive plan to the Reckitt Benckiser sales incentive plan. Details will be provided as soon as they are available.
Does RB offer tuition reimbursement?
Yes, for approved, job-related course work, Reckitt Benckiser does offer employees tuition reimbursement. Approval for college courses will be granted on a course-by-course basis. To be eligible for tuition reimbursement, you must be employed with Reckitt Benckiser for at least six months, and Adams employees will be given full service credit which will be included in determining the six month requirement. Approved college courses are reimbursed accordingly:
•	50% of tuition and books will be paid upon approval and receipt of appropriate billing statements from the college.

•	The remaining tuition will be paid upon completion of the course based on:
1.	A total of 100% reimbursement will be paid upon attainment of a grade “B” or better

2.	A total of 75% reimbursement will be paid upon attainment of a grade “C”

3.	There will be no further reimbursement for passing grades less than “C” (total reimbursement will therefore be 50% of total expenses)

4.	Pass/Fail classes will be treated as 100% reimbursement for Pass

5.	Any employee who withdraws from a class or received a grade of fail will be expected to return any tuition/fees paid in advance by Reckitt Benckiser

6.	Continued participation is subject to the employee continuing to meet criteria of satisfactory performance as well as satisfactory completion of course work

7.	The maximum annual reimbursement is $15,000
Will certain amenities that are offered at the Parsippany site be made available at the Ft. Worth site (gym access, company store, etc.)?
We do not have gym facilities at our other plants, so it would be unlikely that we would add one to Fort Worth. In terms of a company store, it is too early to determine whether or not this would be feasible. If, in the future, the company decides to warehouse additional RB products at that location, it might be more likely that we would open a company store for employees.

Please define what is meant by a “substantially equivalent position?” What if your job title is reduced because RB has a different organizational structure and new Adams colleagues do not fit that model?
A change in title is a possible scenario. There is not a great deal of layering within the Reckitt Benckiser organization and this is intentional to support and encourage ownership and decision making across the organization. There will be instances where roles and titles that exist within Adams will not align with the Reckitt Benckiser global and local titles and structures. Substantially equivalent means similar or substantially equivalent responsibilities, not titles.
I understand that severance pay is not an option if an Adams employee is offered a substantially equivalent position within Reckitt and the Adams employee does not accept the offer. However, if the offered position requires the Adams employee to relocate to another state, would (s)he be entitled to severance pay if (s)he does not wish to relocate?
If relocation to another state is required in order to perform the job, and the individual is not willing to relocate, severance pay would be provided. Of course, we would prefer that the individual relocate so as to retain the skills, knowledge and experience of the individual being offered an opportunity. Reckitt Benckiser is a global company and employees who are mobile tend to thrive within our culture.
Who do you use for your 401K funds? What % do you match? When will Adams employees be able to participate?
The Reckitt Benckiser 401K plan is managed by Fidelity Investments. When you participate in the Reckitt Benckiser Savings Investment Plan (SIP), Reckitt Benckiser will match 75% of the first 6% you save, provided you save a minimum of 2% in the Plan on a pre-tax basis. For example, if you earn $30,000 and save 6% before taxes ($1,800), Reckitt Benckiser would add $1,350 to your account. You are always 100% vested in your savings and any amount “rolled over” to the SIP. This simply means that you will receive 100% of your savings and any rollover account (as adjusted for investment gains and losses or withdrawals) if you leave Reckitt Benckiser for any reason. You become vested in the Company’s matching contribution after you complete three full years of service. Current Adams employees will become eligible to participate in the Reckitt Benckiser 401K plan in January 2009. Until that time, your current plan will remain in effect. All Adams employees with at least three years of service at Adams automatically get the matching portion of any 401K company contribution upon participation in the Reckitt Benckiser 401K plan. If an Adams employee has less than three years, that time is credited toward their vesting point in the Reckitt Benckiser 401K.
What is RB’s employee turnover rate?
The Reckitt Benckiser employee turnover rate is comparable to that of other fast moving consumer goods and pharmaceutical companies at approximately 10%. While there is turnover in every organization, there is also a great deal of rapid, upward mobility in our performance-driven culture for those colleagues who deliver results.